INVEST IN **LEGAL EQUALIZER**

The company that makes encounters with law enforcement safer for everybody

PITCH VIDEO   INVESTOR PANEL


STAY BLACK.
AND DIE.

LEAD INVESTOR

Jason Ford

Mbye Njie is a textbook example of "investing in people, not just products." He is the person that you want to be in the room with, the person who has a vision that you want to be a part of. I invested because some people are just special, and you know they will do amazing things. I'm just happy I was lucky enough to be a part of this journey with Mbye and Legal Equalizer.

Invested $2,000 this round & $102,275 previously

legalequalizer.com   Atlanta GA

Technology | App | Crowdfunding | Minority Founders

Highlights

1. 350,000+ downloads, 215,000 registered users and counting

Highlights

1. 350,000+ downloads, 215,000 registered users and counting

2. Featured on Dr. Oz, Forbes, Huff Post, and many other national and local publications

3. TechStars Company

Our Team



Mbye Njie Founder/ CEO

My most impressive accomplishment would be coming from Gambia not speaking a word of English to building the top app in my industry. .

I chose this idea because I am someone who has been stopped by police officers over 115 times in his life. I chose this idea because I believe that unarmed people shouldn't be killed by law enforcement for no reason. I chose this idea because I believe the only way to get reform is to be accountable.

Corey Shaw CTO



Corey Shaw CTO

Pitch



Legal Equalizer
The app you need for encounters with the police.



THE PROBLEM
WHAT CHALLENGES DOES LEGAL EQUALIZER WORK TO ADDRESS?
Police violence and racial profiling
Police pull over more than 50,000 people every day
Legal representation isn't affordable or quickly accessible
The average cost of legal representation is $200-$400 per hour, while the average hourly wage is $26.40 in the US
Lack of law enforcement accountability
There have been 189,096 civilian complaints of police misconduct from 2016 - 2020.
US Immigration Policy
ICE arrests have risen 42% since 2016.
Rise in domestic violence
Domestic violence increased 25-33% globally since the start of the pandemic
Americans are poorly informed about their legal rights



What is Legal Equalizer?
Legal Equalizer is a mobile platform that helps protect, educate, and connect users with legal assistance in real time.
Start Recording
Text Your Contact
Start Live Call
Report A Ticket
Legal Equalizer is the solution to safer police encounters.


The Team
Mbye Njie
CEO/Founder
• Davidson grad
• 15 years in sales
• Has been stopped by police 115+ times
Corey Shaw
CTO/Founder
• Morehouse College grad
• Has developed multiple apps
• Iron Yard/CodeStart alum


Help your loved ones return home safely.
Empower and protect your community with Legal Equalizer — the legal app of choice.
(alternative slide)
Quickly Alert Emergency Contacts.
The SOS Text button alerts emergency contacts of the time and location of your emergency or police encounter.
Automatically Record Police Interactions.
Record video & audio upon launching the app.
Livestream.
The livestream button allows you to livestream with friends, family, or an attorney who can record you in real time.


Help your loved ones return home safely.
Inform and prepare your community with Legal Equalizer — the legal app of choice.
(alternative slide)
STATE LAWS
Know Your Rights.
Learn your rights and how to respond in any law enforcement encounter.
Find An Attorney.
Connect with an attorney in real time.


Competitors
Live
LIVE
LegalShield
No other platform combines all 3:
emergency contact notification
automatic eyewitness recording
real-time legal assistance and education

Growth

Legal Equalizer has amassed over 5x its registered users since November 2020.


Registered Users (thousands)
400
300
200
100
0
November 2020
February 2021
June 2021
September 2021
November 2021

>>>

Monetization

Attorneys	Users	Data	Software
Basic - $25/month Premium - $50/month (Available advertising packages include promotional marketing, video, and content.)	Basic - Free Premium - $5.99 - 19.99/month (Individual or family plan options available)	We can monetize our data by working with police departments, cities, politicians, government entities, and nonprofits.	Patent our software and license software to car companies

>>>

Future Roadmap

WHAT DOES THE FUTURE OF LEGAL EQUALIZER LOOK LIKE?

Step 1 (next 2-3 months)

Built an attorney app to connect attorneys with the users.

Step 2 (next 2-3 months)

Develop partnerships with school campuses, police departments, municipalities, and businesses

Step 3 (next 4-6 months)

Monetization

Step 4 (next 12 months)

Connect app with BlueTooth dash cams

Step 5 (next 18-24 months)

Integrate app with car software

>>>

Contact Us

478-719-0515
support@legalequalizer.com
https://legalequalizer.com/

facebook.com/LegalEqualizer/
@legal_equalizer_app/